September 9, 2011

BY EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

PowerShares Exchange-Traded Fund Trust II
1933 Act Registration No. 333-138490
1940 Act Registration No. 811-21977

Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, PowerShares Exchange-Traded Fund Trust II (the “Trust”) hereby requests that effectiveness of post-effective amendment no. 248 to its registration statement on Form N-1A, Securities Act of 1933 registration no. 333-138490 and Investment Company Act of 1940 file no. 811-21977, be accelerated to September 23, 2011, or as soon as practicable thereafter.

Very truly yours,

PowerShares Exchange-Traded Fund Trust II

By:	/s/ Anna Paglia
Anna Paglia
Secretary